Exhibit 11

CCA INDUSTRIES, INC. AND SUBSIDIARIES

COMPUTATION OF UNAUDITED EARNINGS PER SHARE

	Three Months Ended
	February 29, 2012	February 28, 2011
Item 6.
Weighted average shares outstanding -
Basic	7,054,442	7,054,442
Net effect of dilutive stock
Options—based on the treasury stock method using average market	—	—

Weighted average shares outstanding -
Diluted	7,054,442	7,054,442

Net Income	$87,534	$343,105

Per share amount
Basic and Diluted	$0.01	$0.05

31